December 31, 2009
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561
Attention:     Jeffrey P. Riedler
                     Assistant Director

Re:	Health Benefits Direct Corporation Registration Statement on Form S-1 Filed October 28, 2009 File No. 333-162712
Dear Mr. Riedler:
On behalf of Health Benefits Direct Corporation (the “Company”), I am responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 9, 2009 with respect to the Company’s Registration Statement on Form S-1 referred to above (the “Registration Statement”).
In response to your letter, set forth below is your comment in bold followed by the Company’s response to your comment.
Where indicated below, the Company has made changes to the referenced disclosures in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company is filing contemporaneously with this response letter. Amendment No. 1 also contains certain changes and additions resulting from recent developments and management’s ongoing review of the disclosures contained therein.
We have sent to your attention via overnight delivery three courtesy copies of the following: (i) this letter as filed via EDGAR; (ii) Amendment No. 1 as filed via EDGAR; and (iii) Amendment No. 1, marked to show changes against the initial Registration Statement, as filed with the Commission on December 31, 2009.

Securities and Exchange Commission

December 31, 2009
Form S-1 Filed October 28, 2009
1.	According to your Registration Fee Table you are registering common stock, Series A Convertible Preferred Stock, warrants to purchase 5,000 shares of common stock, common stock issuable upon the exercise of the warrants and common stock issuable upon the conversion of the Series A Convertible Preferred Stock. The cover page of the prospectus, however, does not indicate that you are registering the common stock underlying the warrants or Series A Convertible Preferred Stock. Please revise you cover page to indicate that you are registering these shares of common stock. Also, please tell us why you are not registering the Units.

Response: Pursuant to a telephone conversation between Angela Jones of Morgan, Lewis & Bockius LLC and Laura Crotty of the Commission on Wednesday, November 18, 2009, the Company understands that the Commission will no longer be requiring the Company to revise the cover page of the prospectus to include disclosure that the Company is registering the common stock underlying the warrants or the Series A Convertible Preferred Stock and, as a result, the Company will not be revising the cover page of the prospectus in this manner,

With respect to the registration of the Units, the Company does not view the Unit as the offered security in this rights offering — the Company is offering its existing stockholders the bundle of securities that comprise each Unit (250 shares of its Series A Convertible Preferred Stock and warrants to purchase 5,000 shares of its common stock). Because the Company is registering each of the component securities underlying the Unit, the Company does not believe that it is necessary to register the Unit itself.
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In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
•	staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking action with respect to the Registration Statement; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Securities and Exchange Commission

December 31, 2009
If you have any questions, please feel free to contact me at (484) 654-2206.
Regards,
Anthony R. Verdi
Enclosures

cc:	Laura Crotty (Securities and Exchange Commission) James W. McKenzie, Jr. (Morgan, Lewis & Bockius LLP) Angela M. Jones (Morgan, Lewis & Bockius LLP)